UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

July 15, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

NPS Pharmaceuticals, Inc.
File No. 000-23272 CF# 21793

   NPS Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits to a Form 10-K filed on March 17, 2008.

   Based on representations by NPS Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.30	until October 9, 2017
Exhibit 10.33A	until March 17, 2018
Exhibit 10.33B	until March 17, 2018
Exhibit 10.33C	until March 17, 2018

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel